AstraZeneca PLC · 2 Kingdom Street · London · W2 6BD T: +44 (0)20 7604 8000 · F: +44 (0)20 7604 8151 · astrazeneca.com

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 25 March 2013

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that AstraZeneca PLC has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission on March 25, 2013. The disclosure can be found under the heading “Item 4.B Business Overview—Disclosures Under the Iran Threat Reduction and Syria Human Rights Act of 2012” in the Annual Report on Form 20-F.

Sincerely,

AstraZeneca PLC

By:	/s/ Adrian Kemp
Name:	Adrian Kemp
Title:	Company secretary